Butter & Crumble

Profit and Loss
January 1 - June 28, 2023

	TOTAL
Income	
Revenue	-303.09
GoFundMe.com	429.99
Sales of Product Income	139,322.48
Total Revenue	**139,449.38**
Total Income	**$139,449.38**
Cost of Goods Sold	
Cost of Goods Sold	1,163.57
Purchases-COGS	354.33
Add-On Products-COGS	331.95
Total Purchases-COGS	**686.28**
Supplies & Materials-COGS	
Ingredients-COGS	29,068.63
Job Supplies-COGS	17.91
Packaging-COGS	5,840.86
Total Supplies & Materials-COGS	**34,927.40**
Total Cost of Goods Sold	**36,777.25**
Total Cost of Goods Sold	**$36,777.25**
GROSS PROFIT	**$102,672.13**
Expenses	
Advertising & Marketing	264.55
Bank Charges & Fees	0.83
Bank Service Charges	15.00
Total Bank Charges & Fees	**15.83**
Company Event Expenses	0.00
Equipment<$2500<1YrLf	1,598.27
Equipment-Restaurant<$2500<1YrLf	106.42
Software Recurring Fees	2,389.51
Total Equipment<$2500<1YrLf	**4,094.20**
Freight-out-(Shipping & Handling)	166.20
Insurance (Other Than Health)	
Insurance-Liability-General	1,709.81
Total Insurance (Other Than Health)	**1,709.81**
Legal & Professional Services	
Tax Prep Fees	675.00
Total Legal & Professional Services	**675.00**
Meals-In Town	46.32
Other Business Expenses	50.00

Butter & Crumble

Profit and Loss
January 1 - June 28, 2023

	TOTAL
Outside Services	
Day Labor	598.48
Delivery Services	5,386.39
Linens	1,137.20
Website Consulting Fees	21.00
Total Outside Services	**7,143.07**
Payroll Expenses	104.00
Taxes	1,666.32
Wages	31,446.84
Wages-Net	1,178.93
Total Payroll Expenses	**34,396.09**
Rent & Lease Expenses	14,648.00
Repairs & Maintenance	2,568.00
Taxes & Licenses	5.00
Federal Tax	5,000.00
State Tax	10,114.70
Total Taxes & Licenses	**15,119.70**
Travel Expenses	1,764.50
Uniforms	102.66
Total Expenses	**$82,763.93**
NET OPERATING INCOME	**$19,908.20**
Other Expenses	
Maintenance	617.50
Spoton Fees	1,450.58
Total Other Expenses	**$2,068.08**
NET OTHER INCOME	**$ -2,068.08**
NET INCOME	**$17,840.12**

Butter & Crumble
Balance Sheet
As of June 28, 2023

	Total			
ASSETS				
Current Assets				
Bank Accounts				
Bank Accounts (Cash On Hand)	-30,595.15			
BofA-Checking-AdvPlus-1404	8,287.75			
Business Adv Fundamentals - 7490 - 3	19,403.83			
Business Advantage Sav - 7500 - 3	103.00			
PayPal Bank	1,252.26			
Total Bank Accounts (Cash On Hand)	-$ 1,548.31			
Ingredients-COGSd	9,674.94			
QuickBooks Checking Account	0.00			
Total Bank Accounts	$ 8,126.63			
Accounts Receivable				
Accounts Receivable (A/R)	0.00			
Total Accounts Receivable	$ 0.00			
Other Current Assets				
Inventory	682.30			
Uncategorized Asset	295.29			
Undeposited Funds	0.00			
Total Other Current Assets	$ 977.59			
Total Current Assets	$ 9,104.22			
Fixed Assets				
Fixed Assets				
Fixed Assets (Safe Harbor Electon)				
Equipment>$2500>1YrLf	15,836.44			
Software Subscriptions>$2500>1Y	-2.99			
Total Equipment>$2500>1YrLf	$ 15,833.45			
Total Fixed Assets (Safe Harbor Electon)	$ 15,833.45			
Total Fixed Assets	$ 15,833.45			
Total Fixed Assets	$ 15,833.45			
TOTAL ASSETS	$ 24,937.67			
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable (A/P)				
Total Accounts Payable	$ 0.00			
Credit Cards				
Credit Cards				
BofA-MC-Corporate Cards	0.87			

BofA-MC-0851	-53,206.35			
BofA-MC-4900	53,381.00			
Total BofA-MC-Corporate Cards	$ 175.52			
Total Credit Cards	$ 175.52			
Total Credit Cards	$ 175.52			
Other Current Liabilities				
Direct Deposit Payable	0.00			
Payroll Liabilities				
CA PIT / SDI	93.38			
CA SUI / ETT	0.00			
Federal Taxes (941/944)	678.32			
Federal Unemployment (940)	42.00			
Total Payroll Liabilities	$ 813.70			
Total Other Current Liabilities	$ 813.70			
Total Current Liabilities	$ 989.22			
Total Liabilities	$ 989.22			
Equity				
Opening Balance Equity	184.79			
Owner's Accumulated Adjustments	-57,400.00			
BofA-Checking-9697-Equity	-363.00			
Draws/Investments	-61,801.88			
Total Owner's Accumulated Adjustments	-$ 119,564.88			
Retained Earnings	125,488.42			
Net Income	17,840.12			
Total Equity	$ 23,948.45			
TOTAL LIABILITIES AND EQUITY	$ 24,937.67			
Wednesday, Jun 28, 2023 12:22:03 PM GMT-7 - Accrual Basis				

Butter & Crumble

Statement of Cash Flows
January 1 - June 28, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	17,840.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Uncategorized Asset	-295.29
Credit Cards:BofA-MC-Corporate Cards:BofA-MC-0851	-20,032.71
Credit Cards:BofA-MC-Corporate Cards:BofA-MC-4900	22,171.25
Direct Deposit Payable	-1,071.24
Payroll Liabilities:CA PIT / SDI	-77.02
Payroll Liabilities:CA SUI / ETT	-179.15
Payroll Liabilities:Federal Taxes (941/944)	-482.16
Payroll Liabilities:Federal Unemployment (940)	-23.09
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**10.59**
Net cash provided by operating activities	**$17,850.71**
INVESTING ACTIVITIES	
Fixed Assets:Fixed Assets (Safe Harbor Electon):Equipment>$2500>1YrLf	-10,074.68
Net cash provided by investing activities	**$ -10,074.68**
FINANCING ACTIVITIES	
Opening Balance Equity	184.79
Owner's Accumulated Adjustments	-1,000.00
Owner's Accumulated Adjustments:Draws/Investments	-5,800.00
Net cash provided by financing activities	**$ -6,615.21**
NET CASH INCREASE FOR PERIOD	**$1,160.82**
Cash at beginning of period	6,965.81
CASH AT END OF PERIOD	**$8,126.63**